Cryptid LLC

ANNUAL REPORT

130 Bay Ridge Parkway
Brooklyn, NY 11209
(508) 824 - 9556
www.cryptidmovie.com

This Annual Report is dated May 25th, 2020.

BUSINESS

Cryptid LLC is producing and marketing a motion picture product by the name of "Cryptid". Cryptid will be managing all aspects of production from pre-production to delivery to distribution.

Previous Offerings

Between January 1st, 2018 and December 31st, 2018, we sold 1655 [units of Non-Managing Membership] in exchange for $100 per share under Regulation Crowdfunding.

Between September 5th, 2017 and December 31st, 2017, we sold 29 [units of Non-Managing Membership] in exchange for $100 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

<center>AND RESULTS OF OPERATION</center>

Operating Results – 2019 Compared to 2018

Between <u>January 1st, 2019</u> and <u>December 31st, 2019,</u> we sold <u>700</u> [units of Non-Managing Membership] in exchange for <u>$100</u> per share under private equity financing

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $144,627. [*The Company intends to raise additional funds through an equity financing.*]

Debt

2019 - At this time the company carries no debt.

<center>DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES</center>

Our directors and executive officers as of the date hereof, are as follows:

Brad Rego - President, Managing Member

<center>PRINCIPAL SECURITY HOLDERS</center>

Set forth below is information regarding the beneficial ownership of our Managing Membership Units, our only outstanding class of capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Units, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership	Percent of class

acquirable

Managing Membership Units	Brad Rego 130 Bay Ridge Parkway Brooklyn, NY 11209	__1000__ UNITS	100%

RELATED PARTY TRANSACTIONS

The company holds no related party transactions.

OUR SECURITIES

Our authorized capital stock consists of 1000 Managing Membership Units and 3471 Non-Managing Member Units, par value $100 per share. As of December 31, 2019, 1386 - units of Non-Managing Membership Units are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2020.

Cryptid LLC

By

/s/

Name:	Brad Rego
Title:	President, Managing Member

FINANCIAL STATEMENTS

CERTIFICATION

I, Brad Rego, Principal Executive Officer of Cryptid LLC, hereby certify that the financial statements of Cryptid LLC included in this Report are true and complete in all material respects.

Principal Executive Officer

I, Brad Rego (Print Name), the President and Member Manager (Principal Executive Officers) of Cryptid LLC (Company Name), hereby certify that the financial statements of Cryptid LLC (Company Name) and notes thereto for the periods ending 1/1/2018 (beginning date of review) and 12/31/2019 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2019 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 6/8/2020 (Date of Execution).



_____ (Signature)

President, Member Manager (Title)

6/9/2020 (Date)

CRYPTID LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2018 and 2019

Cryptid LLC Index to
Financial Statements
(unaudited)

Pages

Balance Sheets as of December 31, 2019 and 2018   1

Statements of Operations for the years ended December 31, 2019 and 2018   2

Statements of Stockholders' Equity the for years ended December 31, 2019 and 2018   3

Statements of Cash Flows for the years ended December 31, 2019 and 2018   4

Notes to the Financial Statements   5

CRYPTID LLC BALANCE
SHEETS DECEMBER 31, 2018
AND 2019 (unaudited)

Assets		2019		2018
Current Assets				
Cash		144,627		74,627
Prepaid expenses (Advertising, Development Fees, etc...)		(17,012)		(62,263)
Total current assets	$	161,639	$	136,890
Total Assets	**$**	**161,639**	**$**	**136,890**

Liabilities and Owner's Equity				
Current Liabilities				
Liabilities		-		-
Total current liabilities	$	-	$	-
Long-Term Liabilities				
Long-term Liabilities		-		-
Total long-term liabilities	$	-	$	-
Stockholder's Equity				
Membership Units		161,639		136,890
Total owner's equity	$	161,639	$	136,890
Total Liabilities and Owner's Equity	**$**	**161,639**	**$**	**136,890**

CRYPTID LLC STATEMENTS OF OPERATIONS FOR THE
YEARS ENDED DECEMBER 31, 2019 AND 2018 (unaudited)

Revenue	2019	2018
Sales revenue	-	-
Service revenue	-	-
Interest revenue		
Other revenue		
Total Revenues	-	-

Expenses		
Accounting Fees		1,250
Advertising	3,024	35,714
Development Fees	12,495	19,350
Campaign Fees		5,000
Filing Fees	507	388
Lawyer Fees		510
Location Scouting	302	
Office Supplies	140	51
Travel	544	
Other	-	
Total Expenses	**17,012**	**62,263**
Net Income Before Taxes	(17,012)	(62,263)
Income tax expense	-	-
Income from Continuing Operations	**(17,012)**	**(62,263)**
Net Income	**(17,012)**	**(62,263)**

**CRYPTID LLC COMPANY STATEMENTS OF
STOCKHOLDERS' EQUITY FOR THE YEARS ENDED
DECEMBER 31, 2019 AND 2018** (unaudited)

Shareholder's Equity	2019	2018
Balance on January 1	$74,627.00	$0.00
Issued Non-Managing Membership units for cash ($100/unit)	$88,300.00	$150,100.00
Unit Issuing fees	($1,288.00)	($13,210.00)
Net Income	($17,012.00)	($62,263.00)
Balance on December 31	**$144,627.00**	**$74,627.00**

**CRYPTID LLC STATEMENTS OF CASH FLOWS FOR THE
YEARS ENDED DECEMBER 31, 2019 AND 2018** (unaudited)

For the Year Ending	12/31/2019	12/31/2018
Cash at Beginning of Year	74,627	0
Cash at End of Year	144,627	74,627

Operations	2019	2018
Cash receipts from		
	0	0
Cash paid for		
General operating and development expenses	(17,012)	(62,263)
Net Cash Flow from Operations	(17,012)	(62,263)

Investing Activities		
Cash receipts from		
	0	0
Cash paid for		
	0	0
Net Cash Flow from Investing Activities	0	0

Financing Activities		
Cash receipts from		
Issuance of Non-Managing Membership Units	88,300	150,100
Cash paid for		
Units Issuing fees	(1,288)	(13,210)
Net Cash Flow from Financing Activities	87,012	136,890

Net Cash Flow	**70,000**	**74,627**

NOTE 1 – NATURE OF OPERATIONS

Cryptid LLC was formed on September 5th,2017 ("Inception") in the State of Delaware. The financial statements of Cryptid LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Brooklyn, NY

Cryptid LLC is producing and marketing a motion picture product by the name of "Cryptid". Cryptid will be managing all aspects of production from pre-production to delivery to distribution.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from motion picture distribution transactions when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a "Limited Liability Company (LLC)". Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

At this time the company carries no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Non-Managing Membership Units

The Company is authorized to issue a total of 4741 Membership Units for the LLC at a value of $100/unit, consisting of two classes:

 1,000 Managing Membership Units and 3,741 Non-Managing Membership Units

As of December 31st, 2019 the company has currently issued:

1,000 Managing Membership Units

2384 Non-Managing Membership Units

After deduction of production expenses, deferment fees, and distribution costs, the remaining adjusted gross profits, if any, shall then be applied 100% to the Non-Managing Members as a repayment of the Original Capital until such time as an aggregate amount equal to the Original Capital, plus 20% has been distributed to the Non-Managing Members (referred to herein as "Recoupment"), After Recoupment, such remaining Gross Receipts, if any, shall be deemed "Adjusted Net Profits" of the Company, and, shall be applied as follows: An amount equal to fifty percent (50%) of Adjusted Net Profits shall be divided among the Non-Managing Members with each Non-Managing Members receiving that portion thereof as his/her Units pro rata against the full budget of the film; and an amount equal to fifty percent (50%) of the Adjusted Net Profits shall be paid to the Managing Members with each Managing Member receiving that portion thereof proportionate to his/her Units in the Company.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company holds no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through December 31st, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.